EXHIBIT 99.1

Michael Kors Holdings Limited

c/o Michael Kors Limited

Unit 1001, 10/F, Miramar Tower

132 Nathan Road

Tsim Sha Tsui, Hong Kong

June 26, 2012

Dear Shareholder:

You are cordially invited to attend the 2012 Annual Meeting of Shareholders (the “Annual Meeting”) of Michael Kors Holdings Limited, to be held at 1:00 p.m., local time, on August 8, 2012 at Tucker’s Point, the Verdmont Room, 60 Tucker’s Point Drive, Hamilton Parish, HM 02 Bermuda. Information concerning the matters to be considered and voted upon at the Annual Meeting is set out in the attached Notice of 2012 Annual Meeting of Shareholders and Proxy Statement.

Fiscal 2012 was a year of significant growth for Michael Kors Holdings Limited, as we continued to execute on our key growth strategies, which resulted in a 62.1% increase in total revenues to $1.3 billion for the fiscal year ended March 31, 2012. Our comparable store sales increased 39.2%, reflecting the strong demand for the Michael Kors luxury brand, our exciting assortment of fashion products and our exceptional jet-set in-store experience. We delivered 47.5% growth in our wholesale segment as we continue to transition to shop-in-shops in department stores and expand specialty shop doors. Our European business contributed to our growth, and we are seeing a strong response to our products in this market. In Japan, we are in the early stages of developing our brand and we expect future growth in this region. We are uniquely positioned to build our global luxury lifestyle brand. We have proven retail and wholesale formats that are performing throughout the world and this leads us to believe that we have tremendous opportunity for future growth.

It is important that your ordinary shares be represented at the 2012 Annual Meeting, regardless of the number of ordinary shares you hold or whether or not you plan to attend the meeting in person. Accordingly, please authorize a proxy to vote your ordinary shares as soon as possible in accordance with the instructions you received. This will not prevent you from voting your ordinary shares in person if you subsequently choose to attend the meeting.

Thank you for your continued support. We look forward to seeing you at our 2012 Annual Meeting of Shareholders.

Sincerely,

John D. Idol
Chairman & Chief Executive Officer

NOTICE OF 2012 ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

Notice is hereby given that the 2012 Annual Meeting of Shareholders (the “Annual Meeting”) of Michael Kors Holdings Limited, a British Virgin Islands corporation (the “Company”), will be held at Tucker’s Point, the Verdmont Room, 60 Tucker’s Point Drive, Hamilton Parish, HM 02 Bermuda, on August 8, 2012, at 1:00 p.m., local time, for the following purposes:

1.	To elect two Class I directors for a three-year term and until the election and qualification of their respective successors in office;

2.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 30, 2013; and

3.	To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on June 15, 2012 as the record date for the Annual Meeting (the “Record Date”), and only holders of record of ordinary shares at such time will be entitled to notice of or to vote at the Annual Meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement for the Annual Meeting. On or about June 26, 2012, we intend to mail to our shareholders of record as of the Record Date a Notice of Internet Availability of Proxy Materials (the “Notice”) containing instructions on how to access the Proxy Statement and the Annual Report for the fiscal year ended March 31, 2012 (the “2012 Annual Report”). The Notice also provides instructions on how to vote online and includes instructions on how to receive a paper copy of the proxy materials by mail.

Important Notice Regarding the Availability of Proxy Materials for the

Shareholders’ Meeting to be Held on August 8, 2012

The Notice, Proxy Statement and the 2012 Annual Report are available at www.proxyvote.com.

YOUR VOTE IS IMPORTANT

Based on current New York Stock Exchange rules your broker will NOT be able to vote your ordinary shares with respect to the election of directors if you have not provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your ordinary shares and exercise your right as a shareholder.

If you are a shareholder of record as of the Record Date, you will be admitted to the meeting upon presenting a form of photo identification. If you own ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the meeting upon presenting a form of photo identification and proof of share ownership or a valid proxy signed by the record holder. A recent brokerage statement or a letter from a bank or broker are examples of proof of share ownership for this purpose.

Regardless of whether or not you plan to attend the Annual Meeting, please follow the instructions you received to authorize a proxy to vote your ordinary shares as soon as possible to ensure that your ordinary shares are represented at the Annual Meeting. Any shareholder that decides to attend the Annual Meeting in person may, if so desired, revoke the prior proxy by voting their ordinary shares at the Annual Meeting.

By Order of the Board of Directors,

Lee S. Sporn

Senior Vice President of Business Affairs,

General Counsel and Secretary

Tsim Sha Tsui, Hong Kong

June 26, 2012

MICHAEL KORS HOLDINGS LIMITED

PROXY STATEMENT

2012 ANNUAL MEETING OF SHAREHOLDERS

WEDNESDAY, AUGUST 8, 2012

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Michael Kors Holdings Limited (the “Company,” “Michael Kors,” “we” or “us”) for use at the 2012 Annual Meeting of Shareholders (the “Annual Meeting”) to be held on Wednesday, August 8, 2012, at 1:00 p.m., local time, at Tucker’s Point, the Verdmont Room, 60 Tucker’s Point Drive, Hamilton Parish, HM 02 Bermuda, and any adjournment or postponement thereof. We expect to first make this Proxy Statement available, together with our Annual Report for the fiscal year ended March 31, 2012 (the “2012 Annual Report”), to shareholders on or about June 26, 2012.

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are not required to mandatorily comply with U.S. federal proxy requirements.

Internet Availability of Annual Meeting Materials

We have elected to provide access to our proxy materials over the Internet in accordance with the rules adopted by the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the “Notice”) to our shareholders of record as of the close of business on June 15, 2012 (the “Record Date”). All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or to request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. You will not receive a printed copy of the proxy materials unless you request one in the manner set forth in the Notice. This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our proxy materials and vote their ordinary shares.

We intend to mail the Notice on or about June 26, 2012 to all shareholders of record entitled to vote at the Annual Meeting. On that same date, we will also mail a printed copy of this Proxy Statement, our 2012 Annual Report and form of proxy to certain shareholders who had previously requested printed copies.

Who May Vote

Only holders of record of our ordinary shares at the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual Meeting. On the Record Date, 192,773,567 ordinary shares were issued and outstanding. Each ordinary share is entitled to one vote at the Annual Meeting.

What Constitutes a Quorum

Shareholders may not take action at the Annual Meeting unless there is a quorum present at the meeting. A meeting of shareholders is duly constituted, and a quorum is present, if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares entitled to vote on resolutions of shareholders to be considered at the meeting. Abstentions and broker non-votes (as described below) will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes.

Broker Non-Votes and Abstentions

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares. An abstention occurs when a shareholder withholds such shareholder’s vote by checking the “ABSTAIN” box on the proxy card, or similarly elects to abstain via Internet or telephone voting. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters, including the ratification of the appointment of the independent registered public accounting firm. Based on current New York Stock Exchange (“NYSE”) rules, your broker will NOT be able to vote your shares with respect to the election of directors if you have not provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your ordinary shares and exercise your right as a shareholder.

Only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast in connection with the proposal to elect directors (Proposal 1). Abstentions and broker non-votes have no effect on the outcome of Proposal 1, assuming a quorum is obtained. Because the proposal to ratify the Company’s independent registered public accounting firm (Proposal 2) requires the affirmative vote of a majority of the votes of the shares entitled to vote that are present at the Annual Meeting and are voted, shares that constitute broker non-votes are not considered entitled to vote on Proposal 2 and will not affect the outcome of this matter, assuming a quorum is obtained. Abstentions will have the same effect as a vote “AGAINST” with respect to Proposal 2.

Vote Required

Proposal No. 1: Under applicable British Virgin Islands law and our Amended and Restated Memorandum and Articles of Association (our “Memorandum”), directors are elected by a simple majority vote of all votes cast at the Annual Meeting, if a quorum is present. Our Memorandum does not provide for cumulative voting.

Proposal No. 2: The ratification of the appointment of PricewaterhouseCoopers LLP, our independent registered public accounting firm for the fiscal year ending March 30, 2013, requires the affirmative vote of a majority of the votes of the shares entitled to vote thereon that are present at the Annual Meeting and are voted.

Voting Process and Revocation of Proxies

If you are a shareholder of record, there are three ways to vote by proxy:

•

By Internet – You can vote over the Internet at www.proxyvote.com by following the instructions in the Notice or, if you received your proxy materials by mail, by following the instructions on the proxy card. You will need to enter your control number, which is a 12-digit number located in a box on your proxy card that is included with your proxy materials. We encourage you to vote by Internet even if you received proxy materials in the mail.

•

By Telephone – You may vote and submit your proxy by calling (800) 690-6903 and providing your control number, which is a 12-digit number located in a box on your proxy card that is included with your proxy materials.

•

By Mail – If you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Daylight Time on August 7, 2012. Submitting your proxy by any of these methods will not affect your ability to attend the Annual Meeting in-person and vote at the Annual Meeting.

If your ordinary shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting will also be offered to shareholders owning shares through certain banks and brokers.

The Company will retain an independent tabulator to receive and tabulate the proxies.

If you submit proxy voting instructions and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit proxy voting instructions but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of the nominees for director and “FOR” the ratification of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 30, 2013.

It is not expected that any other matters will be brought before the Annual Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.

A shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by:

•	attending the Annual Meeting and voting in person;

•

voting again by the Internet or telephone (only the last vote cast by each shareholder of record will be counted), provided that the shareholder does so before 11:59 p.m. Eastern Daylight Time on August 7, 2012;

•

delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or telephone, but prior to the date of the Annual Meeting, stating that the proxy is revoked; or

•	signing and delivering a subsequently dated proxy card prior to the vote at the Annual Meeting.

You should send any written notice or new proxy card to Michael Kors Holdings Limited, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. If you are a registered holder you may request a new proxy card by calling the Company at its principal executive office in Hong Kong at (852) 3928-5563.

Any shareholder owning shares in street name may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the ordinary shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Annual Meeting. Your last vote, prior to or at the Annual Meeting, is the vote that will be counted.

Attendance at the Annual Meeting

Only shareholders or their legal proxy holders are invited to attend the Annual Meeting. To be admitted to the Annual Meeting, you will need a form of photo identification (such as a driver’s license or passport), and if you hold your ordinary shares in street name you must also bring valid proof of ownership of our ordinary shares or a valid legal proxy. If you are a shareholder of record, you will be admitted to the meeting only if we are able to verify your shareholder status by checking your name against the list of registered shareholders on the Record Date. If you hold your ordinary shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker is sufficient proof of ownership to be admitted to the meeting.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Annual Meeting. Attendees may be asked to pass through security prior to entering the Annual Meeting.

The Company encourages members of its Board of Directors to attend the Annual Meeting. Representatives of PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, may also attend the Annual Meeting along with certain members of management of the Company and outside counsel.

Electronic Delivery of Proxy Materials and Annual Report

The Notice and Proxy Statement and the 2012 Annual Report are available at www.proxyvote.com. In the future, instead of receiving copies of the Notice and Proxy Statement and the Annual Report in the mail, shareholders may elect to view the proxy materials for the annual meeting on the Internet or receive proxy materials for the annual meeting by e-mail. The Notice will provide you with instructions regarding how to view our proxy materials over the Internet and how to instruct us to send future proxy materials to you by e-mail. Receiving your proxy materials online saves the Company the cost of producing and mailing documents to your home or business and gives you an automatic link to the proxy voting site. If you are a shareholder of record with ordinary shares registered in your own name, you may enroll in the electronic delivery service by contacting American Stock Transfer & Trust Company, our transfer agent, at 1-800-937-5449, or by following the instructions on their website at www.amstock.com. If you hold your shares in street name through a bank or brokerage firm, check the information provided to you by your bank or broker or contact your bank or broker for information on electronic delivery service.

Householding

The SEC permits companies to send a single Notice, and for those shareholders that elect to receive a paper copy of proxy materials in the mail one copy of this Proxy Statement, together with our 2012 Annual Report, to any household at which two or more shareholders reside, unless contrary instructions have been received, but only if we provide advance notice and follow certain procedures. This householding process reduces the volume of duplicate information and reduces printing and mailing expenses. If you are a shareholder of record with ordinary shares registered in your own name and you are interested in consenting to the delivery of a single notice or proxy statement and annual report, you may enroll in the electronic delivery service by contacting American Stock Transfer & Trust Company, our transfer agent, at 1-800-937-5449, or by following the instructions on their website at www.amstock.com. If your family has multiple accounts holding our ordinary shares, you may have already received householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of the Notice, the 2012 Annual Report or this Proxy Statement. The broker will arrange for delivery of a separate copy of the Notice, and, if so requested, a separate copy of these proxy materials promptly upon your written or verbal request. You may decide at any time to revoke your decision to receive a single copy of the proxy materials for your household, and thereby receive multiple copies of the proxy materials by contacting our transfer agent, if you are a record holder, or your broker, if you hold your ordinary shares in street name.

Solicitation of Proxies

We will pay the cost of soliciting proxies for the Annual Meeting. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Notices, and if requested, other proxy materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Board Composition and Election of Directors

Our Board of Directors consists of six members: Michael Kors, John D. Idol, M. William Benedetto, Silas K.F. Chou, Stephen F. Reitman and Lawrence S. Stroll. Our Memorandum provides that our Board of Directors must be composed of between one and twelve members. The number of directors is determined from time to time by resolution of directors. John D. Idol serves as the Chairman of our Board of Directors. He has primary responsibility for providing leadership and guidance to our Board and for managing the affairs of our Board. We have appointed Michael Kors as the Honorary Chairman of our Board because he is our founder and the namesake behind our brand. Mr. Kors participates in board meetings and deliberations in his capacity as a director.

Our Board of Directors is divided into three classes. Pursuant to our Memorandum, our directors are appointed at the annual meeting of shareholders for a period of three years, with each director serving until the third annual meeting of shareholders following their election (except that the initial Class I and Class II directors will serve until the 2012 annual meeting and the 2013 annual meeting, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year of such expiration. M. William Benedetto and Stephen F. Reitman are Class I directors and their term will expire on the date of the upcoming Annual Meeting. Accordingly, we are nominating Messrs. Benedetto and Reitman for election at the Annual Meeting. If elected, Messrs. Benedetto and Reitman will serve as Class I directors until our annual meeting of shareholders in 2015 and until the election and qualification of their respective successors in office. Messrs. Kors and Stroll are serving as Class II directors for a term expiring in 2013. Messrs. Idol and Chou are serving as Class III directors for a term expiring in 2014. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

The following table lists each of our directors, their respective ages and positions and the class in which they serve as of the date of this Proxy Statement:

Name	Age	Position	Class
Michael Kors	52	Honorary Chairman, Chief Creative Officer and Director	Class II (term expiring at 2013 annual meeting)

John D. Idol	53	Chairman, Chief Executive Officer and Director	Class III (term expiring at 2014 annual meeting)

M. William Benedetto	71	Director	Class I (term expiring at 2012 annual meeting; nominated for election)

Silas K.F. Chou	66	Director	Class III (term expiring at 2014 annual meeting)

Stephen F. Reitman	64	Director	Class I (term expiring at 2012 annual meeting; nominated for election)

Lawrence S. Stroll	52	Director	Class II (term expiring at 2013 annual meeting)

Class I Director Nominees for Election at the Annual Meeting

Set forth below is a brief biography of each of our Class I directors being nominated for election at the Annual Meeting:

M. William Benedetto has been a director of the Company since December 2011. He serves as the Chairman of our Audit Committee and is a member of our Compensation Committee. Mr. Benedetto is a co-founder and chairman emeritus of The Benedetto Gartland Group, a boutique investment bank founded in 1988 that specializes in raising equity capital for private equity firms and providing other investment banking services. From 1983 to 1988, Mr. Benedetto served as executive vice president, director and manager of Dean Witter Reynolds, Inc.’s Investment Banking Division. From 1980 to 1983, Mr. Benedetto served as head of corporate finance for Warburg, Paribas Becker, and previously Mr. Benedetto served as an executive in the financial services industry since 1978. Mr. Benedetto was lead director of Donna Karan International from 1996 to 2001 and chaired its audit and compensation committees. Mr. Benedetto was a member of the board of directors of Georgetown University, as well as the chairman of its board of regents until June 30, 2010, and is currently a director of FidelisCare, a non-for-profit healthcare insurance company.

Stephen F. Reitman has been a director of the Company since December 2011. He serves as the Chairman of our Compensation Committee and is a member of our Audit Committee. Mr. Reitman has served on the board of directors of Reitmans (Canada) Limited, a specialty ladies’ wear retailer based in Canada, since 1984. From 1984 until June 2010, Mr. Reitman served as Executive Vice President and Chief Operating Officer of Reitmans (Canada) Limited, and in June 2010 he was appointed President and Chief Operating Officer. Mr. Reitman also currently serves on the board of directors of Celio International S.A., a privately-held European apparel retailer, and Simone Perele Canada Ltd., a wholly owned subsidiary of Simone Perele S.A. Mr. Reitman received his MBA from the Wharton School of the University of Pennsylvania in 1971.

Messrs. Benedetto and Reitman satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act and the NYSE rules. Each of Messrs. Benedetto and Reitman serve on both our Audit Committee and our Compensation Committee. Mr. Benedetto serves as the Chairman of the Audit Committee and qualifies as an “audit committee financial expert” under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act. Mr. Reitman serves as the Chairman of the Compensation Committee.

Our Board of Directors has no reason to believe that either of the nominees listed above would be unable to serve as a director of the Company. If, however, either nominee were to become unable to serve as a director, the proxy holders will have discretionary authority to vote for a substitute nominee. Unless contrary voting instructions are provided, the persons named as proxies will vote “FOR” the election of M. William Benedetto and Stephen F. Reitman as Class I directors.

Vote Required and Board Recommendation

If a quorum is present, directors are elected by a simple majority vote of all votes cast at the Annual Meeting. Abstentions and broker non-votes will have no effect on the vote.

Our Board of Directors unanimously recommends a vote “FOR” the election of the two Class I director nominees named above. Unless contrary voting instructions are provided, the persons named as proxies will vote “FOR” the election of M. William Benedetto and Stephen F. Reitman to hold office as directors until the 2015 annual meeting of shareholders and until the election and qualification of their respective successors in office.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP has served as our independent registered accounting firm since our incorporation on December 13, 2002. Our Audit Committee has appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm to perform the audit of our financial statements for our fiscal year ending March 30, 2013. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting and will be given an opportunity to make a statement if he or she so chooses and is expected to be available to respond to appropriate questions.

For fees rendered by PricewaterhouseCoopers LLP to the Company for audit, audit-related, tax and other services in fiscal 2012 and fiscal 2011, please see Item 16C. “Principal Accountant Fees and Services” in our 2012 Annual Report. A summary of the Company’s pre-approval policies and procedures for all audit and non-audit services provided to the Company by its independent registered public accounting firm is set forth under Item 16C. “Principal Accountant Fees and Services – Pre-Approval Policies and Procedures” in our 2012 Annual Report.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a majority of the votes of the shares entitled to vote thereon that are present at the Annual Meeting and are voted, as well as the presence of a quorum representing a majority of all of our outstanding ordinary shares, either in person or by proxy. Ordinary shares that constitute broker non-votes are not considered entitled to vote on Proposal 2 and will not affect the outcome of this matter, assuming a quorum is obtained. Abstentions will have the same effect as a vote “AGAINST” this proposal.

Our Board of Directors unanimously recommends a vote “FOR” the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 30, 2013.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them as follows:

Michael Kors Holdings Limited

c/o Michael Kors Limited

Unit 1001, 10/F, Miramar Tower

132 Nathan Road

Tsim Sha Tsui, Hong Kong

Attn: Corporate Secretary

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.

PROPOSALS OF SHAREHOLDERS

We currently intend to hold our 2013 Annual Meeting of Shareholders in August 2013. Shareholders who intend to have a proposal considered for inclusion in our proxy materials for presentation at the 2013 Annual Meeting of Shareholders must submit the proposal to us at our principal executive offices, addressed to our Corporate Secretary, no later than February 26, 2013. Assuming that the 2013 Annual Meeting of Shareholders is held no more than 30 days before, and no more than 70 days after, the anniversary date of the 2012 Annual Meeting, shareholders who intend to present a proposal at the 2013 Annual Meeting of Shareholders without inclusion of such proposal in our proxy materials or who intend to nominate a director are required to provide us notice of such proposal or nomination no later than May 22, 2013 or earlier than April 21, 2013. In the event that the date of the 2013 Annual Meeting of Shareholders is more than 30 days before, or more than 70 days after, such anniversary date, notice of any such proposal or director nomination must be provided to us no later than the later of the 90th day prior to the date of the 2013 Annual Meeting of Shareholders or the tenth day following the first public announcement of the date of the meeting and no earlier than the close of business on the 120th day prior to the date of the 2013 Annual Meeting of Shareholders. Additionally, shareholders must comply with other applicable requirements contained in Regulations 99, 100 and 101 of our Memorandum. We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements contained in our Memorandum and applicable laws.

OTHER MATTERS

Our Board of Directors has no knowledge of any other matters to be presented at the Annual Meeting other than those described herein. If any other business properly comes before the shareholders at the Annual Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion.

ADDITIONAL INFORMATION

Copies of the 2012 Annual Report, which includes audited financial statements, are being provided to shareholders of the Company with this Proxy Statement.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE VIA INTERNET, TELEPHONE OR BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

TSIM SHA TSUI, HONG KONG

June 26, 2012